UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: May 5, 2023

Commission File Number: 001-39307

Legend Biotech Corporation

(Exact Name of Registrant as Specified in its Charter)

2101 Cottontail Lane

Somerset, New Jersey 08873

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Securities Purchase Agreement

On May 5, 2023, Legend Biotech Corporation (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain investors (the “Purchasers”). Pursuant to the Purchase Agreement, the Company agreed to issue and sell to the Purchasers an aggregate of 5,468,750 American Depositary Shares (“ADSs”), representing 10,937,500 ordinary shares, at a purchase price of $64.00 per ADS, in a registered direct offering (the “Offering”). The gross proceeds to the Company from the Offering are expected to be approximately $350 million, before deducting estimated offering expenses. The Offering is expected to close on or about May 10, 2023, subject to the satisfaction of customary closing conditions.

The Offering was made pursuant to the Company’s effective shelf registration statement on Form F-3 (File No. 333-257609), which was filed and automatically effective on July 1, 2021.

In the Purchase Agreement, the Company makes customary representations, warranties and covenants. The foregoing is only a brief description of the terms of the Purchase Agreement, does not purport to be a complete description of the rights and obligations of the parties thereunder, and is qualified in its entirety by reference to the form of purchase agreement that is filed as Exhibit 4.1 to this Form 6-K and incorporated by reference herein. The legal opinion of Harney Westwood & Riegels relating to the ordinary shares is filed as Exhibit 5.1 to this Form 6-K and incorporated by reference herein.

On May 8, 2023, the Company issued a press release announcing the Offering. A copy of this press release is filed as Exhibit 99.1 to this Form 6-K.

The information contained in this Form 6-K, including Exhibits 4.1 and 5.1 hereto, but excluding Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration Nos. 333-257625 and 333-257609) and the Company’s Registration Statement on Form S-8 (Registration No. 333-239478).

Cautionary Note Regarding Forward-Looking Statements

Statements in this report about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the closing of the Offering. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors including: uncertainties related to market conditions and the completion of the Offering (which may cause the Offering to not be completed on the anticipated terms or at all), the actual amount of the Company’s expenses, and other factors discussed in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 30, 2023, as well as in the Company’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this report as anticipated, believed, estimated or expected. The Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

EXHIBIT LIST

Exhibit	Description

4.1	Form of Securities Purchase Agreement

5.1	Opinion of Harney Westwood & Riegels

23.1	Consent of Harney Westwood & Riegels (included in Exhibit 5.1)

99.1	Press Release dated May 8, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Legend Biotech Corporation

Date: May 8, 2023	By:	/s/ Ying Huang
Name Ying Huang, Ph.D.
Title: Chief Executive Officer